United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No.____)*

Prime Retail Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

741157105
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 11, 2000
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).












1    	Name of Reporting Person	Howard Amster
			------------
2	If a member of a group	a)  / /
			b) /X/

3	SEC Use only
			------------

4	Source of Funds	PF
			------------

5	Check if Disclosure of Legal Proceedings is Required
								------------

6	Citizenship or Place of Organization					USA
								------------

Number of Shares	7	Sole Voting		1,655,657.319
Beneficially Owned				------------
By Each Reporting
Person With	8	Shared Voting		   230,661.69

					------------

82:    		 9	Sole Dispositive	1,655,657.319
					------------

10	Shared Dispositive	   		230,661.69
					------------

11	Aggregate Amount Beneficially owned		1,921,712.309
					-------------

12	Check if Aggregate Amount (11) Excludes Certain Shares
					-------------

13	Percent of Class Represented by amount in row (11)  	4.41 %
					---------

14	Type of Reporting Person			IN
					----------
















1	Name of Reporting Person	Amster Limited Partnership
			-------------

2	If a member of a group	a)  / /
			b) /X/
			-------------

3	SEC Use only

4	Source of Funds	OO
			-------------

5	Check if Disclosure of Legal Proceedings is Required
							------------

6	Citizenship or Place of Organization				USA
							------------

Number of Shares		7	Sole Voting
Beneficially Owned						------------
By Each Reporting
Person With		8	Shared Voting			12,267.55
							------------

			9	Sole Dispositive
							------------

			10	Shared Dispositive    		12,267.55
							------------

11	Aggregate Amount Beneficially owned				12,267.55
							------------

12	Check if Aggregate Amount (11) Excludes Certain Shares
							------------

13	Percent of Class Represented by amount in row (11)			0.03%
							----------

14	Type of Reporting Person					PN
							----------















1	Name of Reporting Person	Amster Trading Company
			---------

2	If a member of a group	a)  / /
			b) /X/
			---------

3	SEC Use only
			---------

4	Source of Funds	WC
			---------

5	Check if Disclosure of Legal Proceedings is Required
							---------

6	Citizen or Place of Organization	USA
							---------

Number of Shares		7	Sole Voting
Beneficially Owned						---------
By Each Reporting
Person With		8	Shared Voting			209,898.14
							--------

			9	Sole Dispositive
							--------

			10    	Shared Dispositive  		 209,898.14
							--------

11	Aggregate Amount Beneficially owned				83,375.14
							--------

12	Check if Aggregate Amount (11) Excludes Certain shares
							--------

13	Percent of Class Represented by amount in row (11)			0.19 %
							--------

14	Type of Reporting Person					CO
							---------















1	Name of Reporting Person	Estate of Sonia K. Amster
			--------

2	If a member of a group	a) / /
			b) /X/
			---------

3	SEC Use only

4	Source of Funds	PF
			---------

5	Check if Disclosure of Legal Proceedings is Required
					---------

6	Citizenship or Place of Organization		USA
					---------

Number of Shares
Beneficially Owned 	7	Sole Voting
By Each Reporting				--------
Person With
		8	Shared Voting		8,000
					--------

255:    		 9	Sole Dispositive
					--------

		10	Shared Dispositive   8,000
					---------

11	Aggregate Amount Beneficially owned		   8,000
					----------

12	Check if Aggregate Amount (11) Excludes Certain Shares
					----------

13	Percent of Class represented by amount in row (11)  	0.018 %
					----------

14	Type of Reporting Person			IN
					----------














1	Name of Reporting Person	Tamra F. Gould
			---------

2	If a member of a group	a)  / /
			b) /X/
			---------

3	SEC Use only
			---------

4	Source of Funds	PF
			--------

5	Check if Disclosure of Legal Proceedings is Required
							---------

6	Citizenship or Place of Organization		USA
					---------

Number of Shares		7	Sole Voting
Beneficially Owned					--------
By Each Reporting
Person With		8	Shared Voting		23,636.912
						--------

			9    	 Sole Dispositive
						--------

			10	Shared Dispositive	23,636.912
						--------

11	Aggregate Amount Beneficially owned			23,636.912
						---------

12	Check if Aggregate Amount (11) Excludes Certain Shares
						----------

13	Percent of Class represented by amount in row (11)		0.054 %
						---------

14	Type of Reporting Person				IN
						--------















1	Name of Reporting Person	Gould Trading Company
			---------

2	If a member of a group	a)  / /
			b)	/X/
			--------

3	SEC Use only
			-------

4	Source of Funds	WC
			-------

5	Check if Disclosure of Legal Proceedings is Required
					-------

6	Citizenship or Place of Organization		USA
					-----

Number of shares		7	Sole Voting
Beneficially Owned					------
By Each Reporting
Person With		8	Shared Voting		23,636.912
						------

			9	Sole Dispositive
						-------

			10    	Shared Dispositive	23,636.912
						------

11	Aggregate Amount Beneficially owned			23,636.912
						-------

12	Check if Aggregate Amount (11) Excludes Certain Shares
						-------

13	Percent of Class Represented by amount in row (11)		0.054 %
						------

14	Type of Reporting Person				CO
						-------















1	Name of Reporting Person	Howard Amster/Tamra F. Gould
			Charitable Remainder Unitrust
			------

2	If a member of a group	a)  / /
			b) /X/
			-------

3	SEC Use only
			--------

4	Source of Funds	AF
			-------

5	Check if Disclosure of Legal Proceedings is Required
						---------

6	Citizenship or Place of Organization		USA
					------

Number of Shares		7	Sole Voting
Beneficially Owned					-------
By Each Reporting
Person With		8	Shared Voting		109,035
						-------

			9	Sole Dispositive
						-------

			10	Shared Dispositive	109,035
						-------

11	Aggregate Amount Beneficially owned			109,035
						--------

12	Check if Aggregate Amount (11) Excludes Certain Shares
						--------

13	Percent of Class Represented by amount in row (11)		0.25%
						--------

14	Type of Reporting Person				OO















1	Name of Reporting Person	Amster Trading Company
			Charitable Remainder Unitrust
				-------

2	If a member of a group	a)  / /
			b)	/X/
				--------

3	SEC Use only
				---------

4	Source of Funds		AF
				---------

5	Check if disclosure of Legal Proceedings is Required
					---------

6	Citizenship or Place of Organization		USA
					------

Number of Shares		7	Sole Voting
Beneficially Owned						--------
By Each Reporting
Person With		8	Shared Voting 			126,523
							--------

483:    			 9	Sole Dispositive
							--------

			10	Shared Dispositive		126,523
							--------

11	Aggregate Amount Beneficially owned				126,523
							---------

12	Check if Aggregate Amount (11) Excludes Certain Shares
							--------

13	Percent of Class Represented by amount in row (11)			  0.3 %
							-------

14	Type of Reporting Person					OO
							------














1	Name of Reporting Person	Pleasant Lake Apts Corp
				-------

2	If a member of a group	a)  / /
			b)	/X/
				-------

3	SEC Use only
				-------

4	Source of Funds		WO
				------

5	Check if Disclosure of Legal Proceedings is Required
				------

6	Citizenship or Place of Organization	USA
				-----

Number of Shares		7	Sole Voting
Beneficially Owned					------
By Each Reporting
Person With		8	Shared Voting		710.354
						-------

			9	Sole Dispositive
						--------

			10	Shared Dispositive	710.354
						---------

11	Aggregate Amount Beneficially owned			710.354
						--------

12	Check if Aggregate Amount (11) Excludes Certain Shares
						--------

13	Percent of Class Represented by amount in row (11)		0.000%
						--------

14	Type of Reporting Person				CO
















1	Name of Reporting Person	Pleasant Lake Apts
			Limited Partnership
			-----

2	If a member of a group	a)  / /
			b)  /X/
			-------

3	SEC Use only
			-------

4	Source of Funds	OO
			----

5	Check if Disclosure of Legal Proceedings is Required
					-------

6	Citizenship or Place of Organization		USA
					-----

Number of Shares		7	Sole Voting
Beneficially Owned					-------
By Each Reporting
Person With		8	Shared Voting		17,984
						-------

597:    			9	Sole Dispositive
						--------

			10	Shared Dispositive	17,984
						---------

11	Aggregate Amount Beneficially owned	17,984
						----------

12	Check if Aggregate Amount (11) Excludes Certain Shares
						----------

13	Percent of Class Represented by amount in row (11)		0.041 %
						--------

14	Type of Reporting Person				PN
						-------














1	Name of Reporting Person	Ramat Securities Ltd
				----------

2	If a member of a group	a)  / /
632:   			 b)	/X/

			---------

3	SEC Use only
				---------

4	Source of Funds		WC
				-----

5	Check if Disclosure of Legal Proceedings is Required
				--------

6	Citizenship or Place of Organization	USA
				------

Number of Shares		7	Sole Voting
Beneficially Owned					--------
By Each Reporting
Person With		8	Shared Voting		152,428.3
						--------

654:    			 9	Sole Dispositive
						--------

			10	Shared Dispositive	152,428.3
						---------

11	Aggregate Amount Beneficially owned			152,428.3
						--------

12	Check if Aggregate Amount (11) Excludes Certain Shares
						----------

13	Percent of Class Represented by amount in row (11)		.34 %
						----------

14	Type of Reporting Person				BD
						-------














1	Name of Reporting Person		William Costaras
				---------------------

2	If a member of a group		a)  / /
				b)	/ /
				----------------------

3	SEC Use only
				----------------------

4	Source of Funds		PF
				---------------------

5	Check if Disclosure of Legal Proceedings is Required
						-----------

6	Citizenship or Place of Organization	    USA
				------------

Number of shares		7	Sole Voting		11,000
Beneficially Owned					------------
By Each Reporting
Person With		8	Shared Voting		235,558
						-------------

			9	Sole Dispositive  	11,000
						-------------

			10 	Shared Dispositive	235,558
						-------------

11   Aggregate Amount Beneficially owned			246,558
						-------------

12	Check if Aggregate Amount (11) Excludes Certain Shares
						-------------

13	Percent of Class Represented by amount in row (11)		0.57 %
						---------

14	Type of Reporting Person				IN
						----------















Schedule 13D

Item 1		Security and Issuer

Prime Retail Inc. common stock $.01 par value per share (CUSIP 741570105) and Prime Retail 8.5% Series B Cumulative Participating Convertible Preferred $.01 par value (CUSIP 741570303) shares if converted into common stock.

This Schedule 13D is being filed because the group members' own common and convertible shares. If the convertible shares would be converted to common shares (which has not and may not ever occur), then, the total of the group members' common share holdings would require a 13D filing.

Prime Retail, Inc.	100 East Pratt Street, 19th Floor
			Baltimore, Maryland  21202		(410) 234-0782

Item 2 		Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is a general partner of Amster Limited Partnership and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Limited Partnership.

Howard Amster is a 99% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares by Amster
Trading Company.

Howard Amster is the executor of the Estate of Sonia K. Amster.
Mr. Amster may be deemed to have shared voting and dispositive power over shares owned by the Estate of Sonia K. Amster.

Tamra F. Gould is a 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Both, Mr. Amster and Ms. Gould disclaim beneficial ownership of the securities owned by this trust.

Amster Trading Company Charitable Remainder Unitrust has been 100% funded by Amster Trading Company. Because Amster Trading Company has the right to change the trustee of the trust, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Amster Trading Company receives certain income distributions from the trust, the assets owned by the trust benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by this trust.

Howard Amster is a 100% owner of Pleasant Lake Apts Corp and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts Corp. Pleasant Lake Apts. Corp is the General Partner of Pleasant Lake Apts. Limited Partnership.

Howard Amster is an 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd.

a)	Howard Amster

b)	25812 Fairmount Blvd, Beachwood, OH 44122-2214

c)	Present principal occupation- Principal, Ramat Securities Ltd, securities firm- 23811 Chagrin Blvd # 200 Beachwood, OH 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	USA

Amster Limited Partnership, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the partners of Amster Limited Partnership have been convicted in any criminal proceedings (excluding traffic violataions or similar misdemeanors if any) within the last five years.

e)	Neither the partners of Amster Limited Partnership have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Amster Trading Company, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors, or shareholders of Amster Trading
Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Amster Trading
Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in
Item 2 of Schedule 13D within the last five years.

Estate of Sonia K. Amster, Howard Amster, Executor
d)	Neither the executor or the estate have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the executor or the estate of Sonia K. Amster have been a party to any civil proceedings or a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

a)	Tamra F. Gould

b)	25812 Fairmount Blvd, Beachwood, OH 44122-2214

c)	Present principal occupation- Securities Trader, Tamar Securities, a broker dealer, 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	Tamra F. Gould has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Tamra F. Gould has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Gould Trading Company, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors or shareholders of Gould Trading
Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Gould Trading
Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in
Item 2 of Schedule 13D within the last five years.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
d)	Neither the trust or trustee of the Howard Amster & Tamra F Gould
Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Howard Amster & Tamra
F. Gould Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.


Amster Trading Company Charitable Remainder Unitrust
22674 Halburton Road, Beachwood, OH 44122-3971
Charitable Remainder Unitrust
d)	Neither the trust or trustee of the Amster Trading Company
Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Neither the trust or the trustee of the Amster Trading Company
Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	William N. Costaras, as trustee for the Howard Amster &
Tamra F. Gould Charitable Remainder Unitrust and for the Amster Trading Company Charitable Remainder Unitrust

b)	22674 Halburton Road, Beachwood, OH 44122-3971

c)	Present principal occupation-Account Executive, Ramat Securities Ltd broker-dealer, 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	William N. Costaras has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.
e)	William N. Costaras has not been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

William N. Costaras, individually, disclaims being part of this 13D group although owns 11,000 shares of the registrant's common shares as to which he has sole voting and dispositive power; and although, as trustee of the Charitable Remainder Unitrusts, he has shared voting and shared dispositive power as to which he has no pecuniary interest.

Pleasant Lake Apts Corp, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors or shareholders of Pleasant Lake
Apts Corp have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Pleasant Lake
Apts Corp have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lake Apts. Limited Partnership, 7530 Lucerne Dr # 101
Middleburg Heights, OH 44130
Investments
d)	Neither the officers, directors or partners of Pleasant Lake
Apts Limited Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

Ramat Securities Ltd, 23811 Chagrin Blvd #200, Beachwood, OH 44122
Broker Dealer
d)	Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding the traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and retirement accounts purchased all shares without borrowing. The total consideration for the common shares is $ 3,797,743.42. The total consideration for the convertible preferred issue that converts into 1,227,689.965 common shares shares is $ 6,214,591.91.

Amster Limited Partnership purchased all shares with partnership funds without borrowing. The total consideration for the common shares is $ 113,340.10. The total consideration for the convertible preferred issue that converts into 3,289.55 common shares is $ 55,173.34.

Amster Trading Company purchased Prime Retail Convertible shares with working capital without borrowing. The total consideration for the convertible preferred issue that converts into 83,375.14 common shares is $ 411,931.40.

The Estate of Sonia K. Amster purchased all their common shares without borrowing. The total consideration for the purchase is $ 57,087.80.

Gould Trading Company purchased Prime Retail Convertible Preferred shares with working capital without borrowing. The total consideration for the convertible preferred issue that converts into 23,636.912 common shares is $ 246,587.40.

The Howard Amster and Tamra F. Gould Charitable Remainder
Unitrust purchased all Prime Retail shares with trust assets without borrowing. The total consideration for the purchases of the common shares is $ 474,678.98. The total consideration for the convertible preferred issue that converts into 59,810 common shares is $ 213,759.50.

Amster Trading Company Charitable Remainder Unitrust purchased all the Prime Retail common stock with trust assets without borrowing. The total consideration for the purchases is $ 1,452,435.58.

Pleasant Lakes Apts Corp purchased all Prime Retail shares with working capital without borrowing. The total consideration for the common share purchase is $ 6,742.19. The total consideration for the convertible preferred issue that converts into 203.354 shares is $ 3,572.80.



Pleasant Lakes Apts Limited Partnership purchased all Prime Retail common shares with partnership funds without borrowing. The total consideration of the purchases is $ 211,727.33.


Ramat Securities Ltd purchased all Prime Retail shares with working capital without borrowing. The total consideration for the common share purchases is $ 46,875.00. The total consideration for the convertible preferred issue that converts into 152,428.3 common shares is $ 428,314.57.


Item 4		Purpose of Transaction

Howard Amster, Amster Limited Partnership, Amster Trading Company,
Estate of Sonia K. Amster, Gould Trading Company, Howard Amster &
Tamra F. Gould Charitable Remainder Unitrust, Amster Trading Company Charitable Remainder Unitrust, Pleasant Lake Apts Corp, Pleasant Lake Apts Limited Partnership and Ramat Securities Ltd acquired their shares for purposes of investment. William N. Costaras, individually, disclaims being part of any group.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

a.  	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The filing of this Schedule 13D is to show the result of common shares that would be held if all the 8.5% Series B Cumulative Participating Convertible Preferred $.01 par value shares owned were converted to common shares and added to common shares that are owned. Each share of Prime Retail 8.5%
Series B Cumulative Participating Convertible Preferred converts to
1.1962 shares of Prime Retail common shares.

(a)(b) The aggregate amount owned by the Reporting Persons is 2,188,907.221 shares or 5.023 % of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 1,654,946.965 shares or 3.8 % of the outstanding shares.

Amster Limited Partnership owns 12,267.55 shares or .03 % of the outstanding shares.

Amster Trading Company owns 83,375.14 shares or 0.19 % of the outstanding shares.

Estate of Sonia K. Amster owns 8,000 shares or 0.018 % of the outstanding shares.

Gould Trading Company owns 23,636.912 shares or 0.054% of the outstanding shares.

Howard Amster & Tamra F. Gould Charitable Remainder Unitrust owns
109,035 shares or 0.25 % of the outstanding shares. William N. Costaras is the sole trustee of the Howard Amster & Tamra F. Gould Charitable Remainder Unitrust but disclaims beneficial ownership of those shares. William N. Costaras owns 11,000 shares or 0.025% of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrust owns 126,523 shares or 0.3 % of the outstanding shares. William N. Costaras is the sole trustee of the Amster Trading Company Charitable Remainder Unitrust but disclaims beneficial ownership of those shares. William N. Costaras owns 11,000 shares or 0.025% of the outstanding shares.

Pleasant Lake Apts Corp owns 710.354 shares or 0.000% of the outstanding shares.

Pleasant Lake Apts Limited Partnership 17,984 shares or 0.041 % of the outstanding shares.

Ramat Securities Ltd owns 152,428.3 shares or .34% of the outstanding shares.

The above excludes 11,000 shares owned by William N. Costaras.












c)	Description of Transactions
				COMMON SHARES

   	   	   					Where
Identity		Date		Shares	Price		Acquired		Exec.Broker
Howard Amster &	12/10/97		13737	12.561		Spinoff from		Everen
his Individual						Horizon Group
Retirement
Accounts		12/11/97	 2567	12.407 		Spinoff from		Everen
							Horizon Group
			12/12/97	 8955	12.31	 	Spinoff from		Everen
							Horizon Group
			12/15/97	  656	11.95	 	Spinoff from		Everen
							Horizon Group
			12/16/97	 1910	12.11		Spinoff from		Everen
							Horizon Group
			12/17/97	 8955	12.128 		Spinoff from		Everen
							Horizon Group
			12/18/97	 5014	12.074		Spinoff from		Everen
							Horizon Group
			12/19/97	 4776	11.93		Spinoff from		Everen
							Horizon Group
			12/30/97	 33491	11.517		Spinoff from		Everen
							Horizon Group
			12/31/97	  7761	11.351		Spinoff from		Everen
							Horizon Group
			5/29/98	  2985	11.861		Spinoff from		Everen
							Horizon Group
			6/21/98	  1800	 8.75		NYSE		McDonald & Co
			8/7/98	 69450	10.53		NYSE		Everen Sec
			10/21/98    	150000	8.751		NYSE		Everen Sec
			9/28/99	  2000	6.625		NYSE		Everen Sec
			11/11/99	 22300	6.896		NYSE		First Union
			11/12/99	  5000	6.812		NYSE		First Union
			11/15/99	  5000	6.781		NYSE		First Union
			11/16/99	  6800	6.733		NYSE		First Union
			11/17/99	  7100	6.713		NYSE		First Union
			11/27/99	  7000	8.75		NYSE		McDonald & Co
			12/8/99	  5000	5.843		NYSE		First Union
			1/14/00	 55000	4.225		NYSE		First Union

Amster Limited		1/5/98	   477	12.029		Spinoff from		Everen
Partnership						Horizon Group
			1/6/98	  1910	11.918		Spinoff from		Everen
							Horizon Group
			4/22/98	  5821	13.25		Spinoff from		Everen
							Horizon Group
			1/6/99	   770	9.9375		NYSE		Everen

Estate of Sonia		10/21/99	  8000	7.11		NYSE		First Union
K. Amster

Howard Amster &		11/17/97	  2525	12.566		Spinoff from		Everen
Tamra F. Gould						Horizon Corp
Charitable Remainder
			8/6/98       	22900	10.522		NYSE		Everen Sec
Unitrust		8/7/98	 11000	10.53		NYSE		Everen Sec
			9/27/99     	10800	6.58		NYSE		Everen Sec
			9/28/99	  2000	6.563		NYSE		Everen Sec

Amster Trading Co		11/21/97      	3947	12.382		Spinoff from		Everen
Charitable Remainder						Horizon Group
Unitrust		6/8/98   	 6030	13.045		Spinoff from		Everen
							Horizon Group
			6/9/98	 29790	13.063		Spinoff from		Everen
							Horizon Group
			6/10/98      	22686	12.759		Spinoff from		Everen
							Horizon Group
			6/12/98       	 5970	12.704		Spinoff from		Everen
							Horizon Group
			8/6/98	 42100	10.522		NYSE		Everen
			8/7/98        	  4000	10.53		NYSE		Everen
			10/21/99    	 10000	 7.11		NYSE		Everen
			12/8/99       	  2000	5.844		NYSE		Everen

Pleasant Lake Apts 		4/22/98	   507	13.298		Spinoff from		Everen
Corp							Horizon Group

Pleasant Lake Apts		3/6/98	  6865	12.944		Spinoff from		Everen
Limited Partnership						Horizon Group
			3/9/98	  3045	12.974		Spinoff from		Everen
							Horizon Group
			6/12/98       	  3940	12.91		Spinoff from 		Everen
							Horizon Group
			6/15/98         	  1134	12.999		Spinoff from		Everen
							Horizon Group
			12/13/99        	  3000	5.844		NYSE		Everen

Ramat Securities Ltd
			8/16/00        50000	.3281		NYSE		Bear Stearns
			8/17/00        25000	.375		NYSE		Bear Stearns


					shares sold
			9/1/00	   8100	.625		NYSE		Bear Stearns


				Convertible Preferred Shares

Identity			Date	Shares	Price		Acquired		Exec. Broker
Howard Amster &		11/17/97	2080	20.492		Spinoff from		Everen
his individual						Horizon Group
retirement		12/12/97	1420	19.474		Spinoff from		Everen
accounts						Horizon Group
			12/15/97	 220	18.88		Spinoff from		Everen
							Horizon Group
			12/16/97	 640	19.152		Spinoff from		Everen
							Horizon Group
			12/17/97	3000	19.184		Spinoff from		Everen
							Horizon Group
			12/18/97	1680	19.987		Spinoff from		Everen
							Horizon Group
			12/19/97	1600	18.87		Spinoff from		Everen
							Horizon Group
			12/30/97    	11220	18.25		Spinoff from		Everen
							Horizon Group
			12/31/97	2600	17.95		Spinoff from		Everen
							Horizon Group
			5/29/98	1000	18.763		Spinoff from		Everen
							Horizon Group
			12/16/99	2000	11.987		NYSE		First Union
			1/14/00	7300	10.416		NYSE		First Union
			1/18/00    	215000	8.465		NYSE		Bear Stearns
			1/19/00     	27000	8.471		NYSE		First Union
			1/19/00	6400	8.418		NYSE		Bear Stearns
			1/19/00    	20000	8.471		NYSE		First Union
			1/26/00    	13300	9.794		NYSE		First Union
			1/27/00	8600	9.812		NYSE		First Union
			1/28/00	3000	9.562		NYSE		First Union
			1/31/00	2900	9.375		NYSE		First Union
			2/1/00	1200	9.468		NYSE		First Union
			2/2/00	9000	8.805		NYSE		First Union
			6/12/00    	20400	4.687		NYSE		Bear Stearns
			6/13/00    	27600	4.586		NYSE		Bear Stearns
			6/22/00    	33000	6.39		NYSE		Fried.Billings
			7/27/00 	4200	5.869		NYSE		Bear Stearns
			7/28/00	7600	5.833		NYSE		Bear Stearns
			8/1/00	2500	6.125		NYSE		Bear Stearns
			8/8/00	4900	6.437		NYSE		Bear Stearns
			8/16/00	6500	4.786		NYSE		Bear Stearns
			9/1/00	95000	4.125		NYSE		Bear Stearns
			9/5/00     	 95229	4.145		NYSE		Bear Stearns
			9/6/00	169561	4.161		NYSE		Bear Stearns
			9/7/00	218675	4.173		NYSE		Bear Stearns


Amster Limited		1/5/98	160	19.14		Spinoff from		Everen
Partnership						Horizon Group
			1/6/98  	640	18.98		Spinoff from		Everen
							Horizon Group
			4/22/98	1950	20.49		Spinoff from		Everen
							Horizon Group

Amster Trading Co		1/19/00     	23000	8.4714		NYSE		First Union
			6/12/00	9800	4.687		NYSE		Bear Stearns
			6/13/00     	36900	4.586		NYSE		Bear Stearns

Gould Trading Co		11/13/97	4760	20.372		Spinoff from		Everen
							Horizon Group
			11/14/97	5000	20.477		Spinoff from		Everen
							Horizon Group
			6/12/00    	10000	4,687		NYSE		Bear Stearns

Howard Amser &		9/11/00	50000	4.25		NYSE		Bear Stearns
Tamra F. Gould
Charitable Remainder
Unitrust

Pleasant Lake Apts
Corp.			4/22/98	170	21.065		Spinoff from		Everen
							Horizon Group

Ramat Securities Ltd
			9/1/98	3000	16.838		NYSE		Everen
			12/15/99    	11000	11.169		NYSE		First Union
			6/12/00     	10000	4.687		NYSE		Bear Stearns
			6/21/00	  800	5.437		NYSE		Bear Stearns
			6/21/00	 1200	6.625		NYSE		Bear Stearns
			6/21/00	 2000	 5.77		NYSE		Bear Stearns
			8/16/00	 2000	4.786		NYSE		Bear Stearns
			8/21/00	  200	 4.50		NYSE		Bear Stearns
			8/23/00	3100	4.590		NYSE		Bear Stearns
			8/24/00	  300	4.625		NYSE		Bear Stearns
			8/28/00	  400	4.625		NYSE		Bear Stearns
			8/29/00	2500	4.325		NYSE		Bear Stearns
			9/1/00	25000	4.15		NYSE		Bear Stearns
			9/5/00	5000	4.1706		NYSE		Bear Stearns
			9/7/00	5000	4.1736		NYSE		Bear Stearns


Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any person except as set forth in items 2, 3, 5 above.

Item 7.		Material to be filed as exhibits.

	Agreement between Howard Amster and Tamra F. Gould concerning this Schedule 13D.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date 9/18/00


Howard Amster	Amster Limited Partnership	Amster Trading Company



Estate of Sonia K. Amster	Tamra F. Gould	Gould Trading Company




by  William Costaras, trustee			by William Costaras, trustee
Howard Amster & Tamra F. Gould		Amster Trading Company
Charitable Remainder Unitrust		Charitable Remainder Unitrust



Pleasant Lake Apt Corp			Pleasant Lake Apts
						Limited Partnership



Ramat Securities Ltd


---------------------------------------------------------------------


EXHIBIT


			AGREEMENT


Howard Amster and Tamra F. Gould hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.


Date		9/18/00		Howard Amster



					Tamra F. Gould